# SECURITY LIFE OF DENVER INSURANCE COMPANY

and its
## SECURITY LIFE SEPARATE ACCOUNT L1
## SECURITY LIFE SEPARATE ACCOUNT S-L1

## M Funds Supplement Dated October 19, 2009

This supplement replaces your current M Funds Supplement and adds certain information to your current variable life insurance policy prospectus and subsequent supplements thereto. Please read it carefully and keep it with your prospectus for future reference.

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## IMPORTANT INFORMATION ABOUT FOUR ADDITIONAL FUNDS CURRENTLY AVAILABLE THROUGH YOUR POLICY

Four additional funds are currently available through your policy: M Fund, Inc. Brandes International Equity Fund; M Fund, Inc. Business Opportunity Value Fund; M Fund, Inc. Frontier Capital Appreciation Fund; and M Fund, Inc. M Large Cap Growth Fund. For a more complete description of these funds' investments, risks, costs and expenses, please see the prospectus for each fund.

Your policy's prospectus and the fund prospectuses can be requested by calling our Customer Service Center toll-free at 1-877-253-5050. These prospectuses contain information about your policy's investment options and the various fund fees and charges. Please read your policy's prospectus and the fund prospectuses carefully before investing.

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The following funds are added to the list of funds currently available through the policy:

- M Fund – Brandes International Equity Fund
- M Fund – Business Opportunity Value Fund
- M Fund – Frontier Capital Appreciation Fund
- M Fund – M Large Cap Growth Fund [1]

These funds are managed by the following investment managers:

- Brandes Investment Partners, L.P.
- Iridian Asset Management LLC
- Frontier Capital Management Company, LLC
- DSM Capital Partners LLC [1]

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[1] Prior to October 12, 2009, this fund was known as the M Fund – Turner Core Growth Fund and was managed by Turner Investment Partners, Inc.

Accordingly, the chart listing the investment advisers/subadvisers and investment objectives for each of the funds currently available through your policy is hereby supplemented with the following information about these four additional funds:

| Fund Name | Investment Adviser/Subadviser | Investment Objective |
|---|---|---|
| **M Fund – Brandes International Equity Fund** | <u>Investment Adviser</u>: M Financial Investment Advisers, Inc. <u>Subadviser</u>: Brandes Investment Partners, L.P. | Seeks to provide long-term capital appreciation. |
| **M Fund – Business Opportunity Value Fund** | <u>Investment Adviser</u>: M Financial Investment Advisers, Inc. <u>Subadviser</u>: Iridian Asset Management LLC | Seeks to provide long-term capital appreciation. |
| **M Fund – Frontier Capital Appreciation Fund** | <u>Investment Adviser</u>: M Financial Investment Advisers, Inc. <u>Subadviser</u>: Frontier Capital Management Company, LLC | Seeks to provide maximum capital appreciation. |
| **M Fund – M Large Cap Growth Fund** | <u>Investment Adviser</u>: M Financial Investment Advisers, Inc. <u>Subadviser</u>: DSM Capital Partners LLC | Seeks to provide long-term capital appreciation. |